UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant	Ackrell SPAC Partners I Co.
Former Name if Applicable	N/A
Address of Principal Executive Office (Street and Number)	2093 Philadelphia Pike #1968
City, State and Zip Code	Claymont, DE 19703

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ackrell SPAC Partners I Co. (the “Company”) was unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2022 (the “Quarterly Report”) within the prescribed period because of technical difficulties connecting to the EDGAR system of the U.S. Securities and Exchange Commission (the “Commission”). The Quarterly Report was completed, executed and ready to be filed with the Commission prior to the 5:30 p.m. Eastern time deadline for the acceptance of filings on August 15, 2022, the due date for the filing, and the Company’s filing agent attempted to commence transmission of the Quarterly Report on the EDGAR system prior to such deadlines. Despite the Company’s best efforts to submit the Quarterly Report with the Commission on a timely basis, the Company was unable to do so due to the connectivity issues with the EDGAR system.

The Company filed the Quarterly Report on August 15, 2022 after the 5:30 p.m. Eastern time deadline. The Company is submitting this Form 12b-25 to ensure that it remains timely in its periodic filings under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Long Long	650	560-4753
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2022, the Company had a net loss of $321,253, which consisted of loss from operations of $588,946, interest income of $171,249 on marketable securities held in its trust account (“Trust Account”), and other income of $96,444 resulting from a decrease in fair value of its warrants.

For the three months ended June 30, 2021, the Company had a net loss of $353,298, which consisted of operating costs of $284,480, and other loss of $74,089 resulting from an increase in fair value of its warrants, partially offset by interest income of $5,271 on marketable securities held in its Trust Account.

For the six months ended June 30, 2022, the Company had a net loss of $821,807, which consisted of loss from operations of $1,256,504, other income of $228,411 resulting from a decrease in fair value of its warrants, partially offset by interest income of $206,286 on marketable securities held in its Trust Account.

For the six months ended June 30, 2021, the Company had a net loss of $233,161, which consisted of operating costs of $484,275, and other income of $221,796 resulting from a decrease in fair value of its warrants, partially offset by interest income of $29,318 on marketable securities held in its Trust Account.

Ackrell SPAC Partners I Co.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2022	By:	/s/ Long Long
Long Long
Chief Financial Officer

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